SEC File Number: 0-5088
CUSIP Number:  978166106

NOTIFICATION OF LATE FILING

(Check one):    ☐ Form 10-K    ☐ Form 20-F    ☐ Form 11-K    ☒ Form 10-Q    ☐ Form 10-D    ☐ Form N-SAR    ☐ Form N-CSR

For Period Ended:June 30, 2011

☐    Transition Report on Form 10-K
☐    Transition Report on Form 20-F
☐    Transition Report on Form 11-K
☐    Transition Report on Form 10-Q
☐    Transition Report on Form N-SAR

For the Transition Period Ended: ______________

Read Instructions (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Wonder Auto Technology, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

No. 16 Yulu Street

Address of Principal Executive Office (Street and Number)

Taihe District, Jinzhou City, Liaoning Province, People’s Republic of China, 121013

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As a result of the pending restatement of its financial statements for fiscal years 2008, 2009 and 2010, and for the quarters ended March 31, June 30 and September 30, 2009 and 2010, and the pending investigation by the Company’s Audit Committee, WATG has not filed its Form 10-K for the fiscal year ended December 31, 2010 or its Form 10-Q for the quarter ended March 31, 2011 and does not expect to be able to file its Form 10-Q for the quarter ended June 30, 2011 by the filing deadline of August 9, 2011.  As previously announced, subsequent to WATG’s receipt of the notice from The Nasdaq Stock Market (“Nasdaq”) as to its noncompliance with Nasdaq’s continued listing standards as a result of the failure to file its periodic reports in a timely manner, Nasdaq suspended trading in the Company’s common stock.  The company does not expect that its filings will be completed until the completion of the ongoing investigation.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Aijun Jiang	+86 416	(86) 416-266-1186
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☐ Yes    ☒ No

Form 10-K for fiscal year ended December 31, 2010; Form 10-Q for fiscal quarter ended March 31, 2011.

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒  Yes    ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Until the completion of  the restatement set out in Part III above, the Company will be unable to complete its financials or render guidance whether there will be any significant change in results from the corresponding period for the last fiscal year.

Wonder Auto Technology, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 9, 2011	By:	/s/ Qingdong Zeng
Chief Executive Officer